UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

PLURIS ENERGY GROUP, INC.
(Name of Issuer)

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

72940T 10 8
(CUSIP NUMBER)

William B. Barnett
Law Offices of William B. Barnett
21550 Oxnard St. Main Plaza - Ste. 200
Woodland Hills, CA 91367
(818) 595-7717
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), 13D-1(f) or 13D-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		13D/A

(1)	Name of Reporting Person: Michelle N. Burke and Garrett Burke

(2)	Check the Appropriate Box If a Member of Group	(A) [_] (B) [_]

(3)	SEC Use Only

(4)	SOURCE OF FUNDS: PF

(5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 732,449

	(8)	Shared Voting Power: n/a

	(9)	Sole Dispositive Power: 732,449

	(10)	Shared Dispositive Power: n/a

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 732,449

(12)	Check Box If the Aggregate Amount in Row (11) [ ] Excludes Certain Shares:

(13)	Percent of Class Represented by Amount in Row (11) 4.9%

(14)	Type of Reporting Person: IN

This Amendment No. 1 amends the Schedule 13D filed with SEC on February 27, 2007 (the “Schedule 13D”), by Michelle and Garrett Burke (the “Burkes”) with respect to the shares of common stock (the “Common Stock”), of Pluris Energy Group, Inc., a Nevada corporation (the “Company”).

Because the Burkes are no longer the beneficial owner of more than five percent of the Company’s shares, the Burkes have no further reporting obligation with respect to the Company under Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

Item 1.    Security and Issuer.

        This statement relates to shares of the Common Stock of the Company. The Company has its principal executive offices at 2000 South Dairy Ashford, Ste. 322, Houston, Texas 77077.

Item 2.    Identity and Background.

        This statement is filed by the Burkes who are U.S. citizens, whose business or residence address and present principal occupation is listed below:

Name	Address	Occupation
Michelle and Garrett Burke	2331 Westwood Blvd., #402 Los Angeles, CA 90064	Investors

During the past five years, the Burkes have not been convicted in a criminal proceeding (excluding traffic violations), or has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Burkes acquired the shares of Common Stock beneficially owned by them by purchases in the open market and direct from the Company in private placements using their own personal funds.

Item 4. Purpose of Transaction

The Burkes acquired the shares of Common Stock reported in Item 5 below for their own account, and for investment purposes, with no intention of changing or influencing control of the Company or as a participant in any transaction having that purpose or effect.

Item 5. Interest in Securities of the Issuer

As of February 8, 2007, the Burkes beneficially own the number of shares shown in the following table.

Name	Number of Shares Beneficially Owned	Percent of Outstanding

Michelle and Garrett Burke	732,449	4.9%

The percentages of outstanding shares of Common Stock set out above are computed based on a total of 14,662,047 shares of Common Stock outstanding as of November 12, 2006, as reported by the Company in its quarterly report on Form 10-QSB for the quarter ended September 30, 2006.

As of February 2, 2007, the Burkes beneficially own a total of 732,449 shares of Common Stock. The Burkes have sole voting and dispositive power of the 732,449 shares of Common Stock, of which some shares are held directly or in personal retirement accounts, family trusts, and children’s trusts of which either Michelle or Garrett Burke is sole trustee. The Burkes may therefore be deemed to share voting and dispositive power over all of the shares.

In the past 60 calendar days, the Burkes have bought and sold shares of Common Stock on the dates in open market transactions, in the amounts and for the prices shown on the following table. Footnotes are on the following page.

December 2006

Date of Transaction	Number of Shares	Price per Share	Date of Transaction

12/8/06	6,779	$0.38	Bought
12/8/06	3,638	$0.37	Bought
12/8/06	3,471	$0.38	Bought
	8,888
12/11/06	9,000	$0.37	Bought
12/11/06	1,912	$0.38	Bought
12/11/06	200	$0.38	Bought
	11,112
12/12/06	3,043	$0.41	Bought
12/12/06	2,957	$0.40	Bought
12/12/06	2,000	$0.39	Bought
	8,000
12/13/06	5,200	$0.39	Bought
12/13/06	5,112	$0.40	Bought
12/13/06	5,000	$0.45	Bought
12/13/06	3,000	$0.42	Bought
12/13/06	2,000	$0.41	Bought
12/13/06	888	$0.40	Bought
12/13/06	800	$0.40	Bought
	22,000
12/14/06	-5,000	$0.37	Sold
12/14/06	5,000	$0.41	Bought
	0
12/15/06	12,000	$0.37	Bought
12/15/06	7,000	$0.37	Bought
12/15/06	5,000	$0.35	Bought

12/15/06	2,000	$0.43	Bought
12/15/06	1,688	$0.42	Bought
12/15/06	1,512	$0.43	Bought
12/15/06	1,000	$0.43	Bought
12/15/06	800	$0.42	Bought
	31,000
12/18/06	5,500	$0.40	Bought
12/18/06	4,500	$0.43	Bought
12/18/06	3,000	$0.40	Bought
12/18/06	1,000	$0.40	Bought
	14,000
12/19/06	-5,800	$0.36	Sold
12/19/06	800	$0.43	Bought
	-5,000
12/21/06	300	$0.40	Bought
	300
12/22/06	4,000	$0.38	Bought
12/22/06	3,000	$0.38	Bought
12/22/06	1,700	$0.39	Bought
	8,700
12/26/06	6,680	$0.36	Bought
12/26/06	5,320	$0.37	Bought
12/26/06	4,000	$0.37	Bought
12/26/06	3,000	$0.37	Bought
12/26/06	2,000	$0.37	Bought
	21,000
12/27/06	1,600	$0.42	Bought
12/27/06	400	$0.40	Bought
	2,000
12/28/06	3,800	$0.35	Bought
12/28/06	3,500	$0.38	Bought
12/28/06	2,500	$0.38	Bought
12/28/06	2,112	$0.37	Bought
12/28/06	2,000	$0.35	Bought
12/28/06	1,000	$0.40	Bought
12/28/06	888	$0.35	Bought
12/28/06	200	$0.35	Bought
	16,000
12/29/06	500	$0.35	Bought
12/29/06	250,000*	$0.20	Bought
12/1/06	3,800	$0.43	Bought

January 2007

Date of Transaction	Number of Shares	Price per Share

1/3/07	3,500	$0.35	Bought
1/3/07	2,000	$0.45	Bought
1/3/07	1,000	$0.44	Bought
1/3/07	888	$0.44	Bought
	7,388
1/4/07	1,112	$0.47	Bought
1/4/07	800	$0.47	Bought
	1,912
1/5/07	1,200	$0.47	Bought
1/5/07	1,000	$0.46	Bought
	2,200
1/8/07	1,200	$0.45	Bought
1/8/07	800	$0.45	Bought
	2,000
1/9/07	5,000	$0.44	Bought
1/9/07	4,000	$0.44	Bought
1/9/07	2,000	$0.45	Bought
1/9/07	1,000	$0.45	Bought
1/9/07	800	$0.44	Bought
	12,800
1/10/07	5,200	$0.44	Bought
	5,200
1/11/07	2,400	$0.41	Bought
1/11/07	2,000	$0.44	Bought
	4,400
1/12/07	2,000	$0.44	Bought
1/12/07	600	$0.49	Bought
1/12/07	500	$0.44	Bought
	3,100
1/16/07	-7,500	$0.40	Sold
1/16/07	2,000	$0.45	Bought
	-5,500
1/17/07	3,000	$0.49	Bought
1/17/07	2,700	$0.57	Bought
1/17/07	2,700	$0.53	Bought
1/17/07	2,657	$0.52	Bought
1/17/07	2,000	$0.53	Bought
1/17/07	2,000	$0.49	Bought
1/17/07	1,543	$0.52	Bought
1/17/07	800	$0.49	Bought
1/17/07	600	$0.58	Bought
	18,000
1/18/07	-5,200	$0.55	Sold
1/18/07	-5,000	$0.54	Sold
1/18/07	-2,500	$0.58	Sold
1/18/07	-2,300	$0.54	Sold
1/18/07	2,500	$0.53	Bought
1/18/07	457	$0.57	Bought
	-12,043
1/22/07	-6,000	$0.66	Sold
1/22/07	-5,500	$0.66	Sold

1/22/07	-5,057	$0.67	Sold
1/22/07	-5,000	$0.66	Sold
1/22/07	-5,000	$0.66	Sold
1/22/07	-4,000	$0.66	Sold
1/22/07	-2,700	$0.70	Sold
1/22/07	-200	$0.68	Sold
1/22/07	500	$0.69	Bought
	-32,957
1/23/07	-5,000	$0.67	Sold
1/23/07	2,000	$0.71	Bought
1/23/07	2,000	$0.71	Bought
	-1,000
1/24/07	-7,500	$0.66	Sold
1/24/07	-4,500	$0.65	Sold
1/24/07	-2,800	$0.69	Sold
1/24/07	-2,700	$0.72	Sold
1/24/07	-2,700	$0.74	Sold
1/24/07	-2,500	$0.73	Sold
1/24/07	-1,300	$0.73	Sold
	-24,000
1/25/07	-5,000	$0.68	Sold
1/25/07	-2,700	$0.68	Sold
1/25/07	-2,300	$0.67	Sold
1/25/07	-2,000	$0.68	Sold
	-12,000
1/26/07	-7,700	$0.77	Sold
1/26/07	-4,000	$0.76	Sold
1/26/07	-3,900	$0.74	Sold
1/26/07	-3,300	$0.74	Sold
1/26/07	-2,700	$0.78	Sold
1/26/07	-1,300	$0.76	Sold
1/26/07	-1,100	$0.73	Sold
	-24,000
1/29/07	-12,000	$0.80	Sold
1/29/07	3,098	$0.79	Bought
1/29/07	1,902	$0.80	Bought
	-7,000
1/30/07	-7,000	$0.80	Sold
1/30/07	-6,000	$0.80	Sold
1/30/07	-4,000	$0.80	Sold
1/30/07	-3,297	$0.82	Sold
1/30/07	-2,703	$0.80	Sold
	-23,000
1/31/07	-3,800	$0.80	Sold
1/31/07	-200	$0.81	Sold
	-4,000

February 2007

Date of Transaction	Number of Shares	Price per Share

2/1/07	800	$0.95	Bought
2/1/07	200	$1.03	Bought
	1000
2/2/07	-3,200	$1.03	Sold
2/2/07	-3,000	$1.06	Sold
2/2/07	-1,800	$1.05	Sold
2/2/07	-1,500	$1.08	Sold
2/2/07	-1,300	$1.06	Sold
2/2/07	-200	$1.10	Sold
	-11,000
2/5/07	-5,800	$1.05	Sold
2/5/07	-2,400	$1.06	Sold
2/5/07	-1,920	$1.08	Sold
2/5/07	-1,600	$1.09	Sold
2/5/07	-1,200	$1.02	Sold
2/5/07	-700	$1.05	Sold
2/5/07	-700	$1.07	Sold
2/5/07	-480	$1.01	Sold
2/5/07	-200	$1.06	Sold
	-15,000
2/6/07	-8,000	$0.86	Sold
2/6/07	-5,200	$0.72	Sold
2/6/07	-4,800	$0.85	Sold
2/6/07	-4,600	$0.86	Sold
2/6/07	-4,500	$0.96	Sold
2/6/07	-4,500	$1.08	Sold
2/6/07	-3,000	$0.73	Sold
2/6/07	-3,000	$0.95	Sold
2/6/07	-2,700	$0.74	Sold
2/6/07	-2,500	$0.80	Sold
2/6/07	-2,500	$0.92	Sold
2/6/07	-1,100	$0.95	Sold
2/6/07	-700	$1.08	Sold
2/6/07	-500	$1.02	Sold
2/6/07	-200	$0.87	Sold
2/6/07	-200	$1.05	Sold
	-48,000
2/7/07	-3,000	$0.66	Sold
2/7/07	-2,700	$0.74	Sold
2/7/07	-2,500	$0.70	Sold
2/7/07	-2,500	$0.72	Sold
2/7/07	-2,100	$0.66	Sold
2/7/07	-200	$0.71	Sold
	-13,000
2/8/07	-6,400	$0.65	Sold
2/8/07	-4,900	$0.70	Sold
2/8/07	-2,700	$0.67	Sold
	-14,000

* On December 29, 2006 the Burkes purchased 250,000 at $0.20 per share directly from the Company through a private placement.

The Burkes ceased to be a beneficial owner of more than five percent of the Company’s outstanding shares on February 8, 2007.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2007
Michelle N. Burke

Garrett Burke